March 27, 2026

Jason Kim
Chief Executive Officer
Firefly Aerospace Inc.
1320 Arrow Point Drive Suite 109
Cedar Park, TX 78613

       Re: Firefly Aerospace Inc.
           Draft Registration Statement on Form S-1
           Submitted March 20, 2026
           CIK No. 0001860160
Dear Jason Kim:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing